2855 Sanford Ave SW #30666

Grandville, MI, 49418

+44 01455-290363

March 23, 2018

VIA EMAIL AND EDGAR

Beverly Singleton

Melissa Raminpour

Sonia Bednarowski

John Dana Brown - Attorney Advisor

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

BednarowskiS@SEC.GOV

Re:      Arazu Incorporated

Amendment No. 2 Registration Statement on Form S-1

Filed March 8, 2018

File No. 333-221327

Dear Sirs/Mesdames:

This letter is written in response to the submission of an amended registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), and filed on March 8, 2018, by Arazu Incorporated, a Florida corporation (the “Company”), and its further receipt of your email to the Company, dated March 22, 2018. We have reproduced your 3 comments below, highlighted in bold, with our responses following immediately thereafter.

General

1.	COMMENT. We note your response to our prior comment 1. Please further explain to us why you are not a shell company. We note the only assets on your balance sheet are $201 in cash and cash equivalents. In addition the accomplishments listed under “start-up and development activities” on page 23 have not changed since your filing on September 4, 2014, suggesting that your activities since that time have been very limited.

RESPONSE: We have updated our disclosure, including Risk Factors, to disclose the Company as a “shell”, as such term is defined by Rule 405 of the Securities Act of 1933.

2.	COMMENT. We note your response to our prior comment 2 that “[a]ll management communication with investors were oral conversations except the subscription agreements and consulting agreements ” Please confirm your understanding that sales of securities pursuant to the registration statement are not allowed until the registration statement has been declared effective.

U.S. Securities & Exchange Commission

Division of Corporate Finance

March 23, 2018

RESPONSE: The Company confirms that sales of securities pursuant to the Registration Statement are not allowed until the registration statement has been declared effective.

Prospectus Summary, page 2

3.	COMMENT. We note your revised disclosure on page 2 in response to our prior comment 4 that you “estimate that through [your] current cash and related party loans, [you] will be able to fund Arazu until June 30, 2018.” Please revise your disclosure here and in your risk factors section to disclose the date by which your current cash will fund Arazu if you are unable to obtain loans.

RESPONSE: We have revised our Risk Factors as requested.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

ARAZU INCORPORATED

/s/ Paul Clewlow

Paul Clewlow

Chief Executive Officer